Exhibit 13.2

Mansion is "TESTING THE WATERS" under Regulation A of the Securities Act of 1933. Read the Details.
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The Mansion Experience

Smart homes with amazing locations, modern workstations, restful beds, hotel-grade cleaning, and 24/7 concierge service. It's like a luxury hotel experience, but better.

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Each Mansion home is designed to offer consistent, tasteful quality experiences through our owned and operated home design label Mansion District.

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The Details

High-Yield Targets

Mansion attempts to target properties that can be cash-flow positive and are located in stable high appreciation rental markets based on available market data and historical trends.

Fully Passive

Mansion acts as a premium, full service property management group, so you are freed from time-consuming tasks and decisions, and Mansion attempts to maximize returns.

Fractional Ownership

Shares are offered in select vacation rentals for as little as $99 minimum per home, this results in a lower barrier to entry & lower cost of diversification where you are in control.

Secured by Real Estate

With Mansion your investment in the Series is backed by the underlying assets in that Series, including potential net rental income, tax benefits, and appreciation if it occurs.

Alignment

We retain a direct ownership interest in each property. In short, we partner directly with you on the success of the property as a shareholder ourselves.

Liability

Each property is held in a separate LLC and covered with property insurance designed to shield you from personal liability of the property.

Depreciation Expense

Real Estate and the accompanying depreciable assets of real properties may provide for tax advantages compared to other traditional corporations or investments.

Tax-Advantaged

Mansion works to create tax-advantages wherever possible leveraging benefits of real estate tax rules in the U.S. Each series offering will be unique in it's tax treatment.

Pride of Ownership

Experience the pride of home buying without the huge overhead. Mansion homes are beautiful, functional, and bring a luxury human element to all of our guests Stays — keeping interest high.

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@livethemansionlife

Facebook.com/livethemansionlife

4/11/23

“Maybe it's a good thing if investors are buying homes, but maybe it's a better thing if those investors are tied to that community”

Check out our feature in the local news! Thanks for recognizing us @cbjnewsroom

Link in bio to read full article

COMMENT: THE COMPANY IS “TESTING THE WATERS” UNDER REGULATION A UNDER THE SECURITIES ACT OF 1933. THIS PROCESS ALLOWS COMPANIES TO DETERMINE WHETHER THERE MAY BE INTEREST IN AN EVENTUAL OFFERING OF ITS SECURITIES. THE COMPANY IS NOT UNDER ANY OBLIGATION TO MAKE AN OFFERING UNDER REGULATION A. IT MAY CHOOSE TO MAKE AN OFFERING TO SOME, BUT NOT ALL, OF THE PEOPLE WHO INDICATE AN INTEREST IN INVESTING, AND THAT OFFERING MIGHT NOT BE MADE UNDER REGULATION A. IF THE COMPANY DOES GO AHEAD WITH AN OFFERING, IT WILL ONLY BE ABLE TO MAKE SALES AFTER IT HAS FILED AN OFFERING STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND THE SEC HAS “QUALIFIED” THE OFFERING STATEMENT. THE INFORMATION IN THAT OFFERING STATEMENT WILL BE MORE COMPLETE THAN THE INFORMATION THE COMPANY IS PROVIDING NOW, AND COULD DIFFER IN IMPORTANT WAYS. YOU MUST READ THE DOCUMENTS FILED WITH THE SEC BEFORE INVESTING.

4/3/23

What if you could invest in homes like stocks? Click our link in bio to save your spot on the waitlist!

TTW: link in bio

3/14/23

Join the waitlist now to be the first to know!

TTW: link in bio

#investmentproperty #realestate #investment  #realtor  #realestateagent  #realestateinvesting  #property  #realestateinvestor  #propertyinvestment #propertyinvestor  #househunting  #joinwaitlist  #forsale  #luxuryrealestate  #propertymanagement  #rentalproperty  #shorttermrental #fractionalrealestateinvesting  #fractionalrealestate  #mansionlife  #staywithmansion

3/2/23

Mansion is on a mission to create beautiful rental properties that aim to generate top returns for investors…and to build a platform to allow anyone to invest. Tell us what you would want in a rental property.

TTW: link in bio

#liveitup  #mansion  #proptech

2/4/23

We aspire to be more than an investment brand for single family rental homes, but to enable a new lifestyle for a growing audience of tech-forward real estate lovers and explorers. Grow with us!

TTW: link in bio

Twitter

@themansion_life

2/10/23

Through the Mansion platform, Mansion is the consumer hospitality brand + the consumer investment platform + the real estate brokerage for the digitally native.

2/7/23

We believe the next generation of companies are ones where users are transformed into owners.

2/5/23

Real Estate investing has traditionally been available to only the few high-net worth individuals. We are on a mission to simplify real estate investing and give you the ability to participate in one of the best wealth-building tools on the planet through the click of a button.

2/3/23

Mansion aspires to be more than an investment brand for single family rental homes, but to enable a new lifestyle for a growing audience of tech-forward real estate lovers and explorers.

2/1/23

Mansion Invest, our fractional real estate investment platform to enable anyone to own a share of upscale single-family rental homes and participate in cash-flows and home price movement over time.

1/31/23

Living, investing, and ownership made simple and enjoyable for everyone, that's our mission and our passion.

LinkedIn

Mansion Group Inc.

1/20/23

We couldn't agree more with our founder and leader John Sutton.

The Mansion team and the growing member community are committed to making real estate work for everyone. The Mansion Invest platform is still in closed BETA, as we ensure it meets our standards for style, simplicity, and transparency, but will soon be letting more of our waitlist users in to help us improve the product and gain access to real estate investment opportunities.

Join the waitlist at MansionLife.com to invest in short-term rentals like stocks.

#proptechstartup  #clt  #charlotterealestate  #theoutlaw

REPOST: (John Sutton)

The product of Real Estate Investing for single-family homes is fundamentally broken.

It’s all a bit counterintuitive to many what Mansion is doing in the single-family rental space. So let me break it down for you.

Through a product lens, historically,  #realestateinvestors thought myopically about the profitability of a piece of property or a single unit. The "product" was the hard asset and the customer was the "investor." Even investors who owned tens or thousands of homes readily ignored the relationships they could be building with the tens or thousands of people and families who trusted them and drove their investment success.

I believe that this old-school, humanless approach to real estate investing is broken and actually delivers less value to everyone. Maybe I'm naive or maybe it's my product background applying inappropriately to this sector, but I believe a few things are clear and pure facts.

The old-school model disregards the lifetime value of the real customer, you know the people LIVING in the home, who have the potential to stay with your brand over time as they move along their real estate journey if you can establish a trusted relationship with them. It ignores the "overall experience" that should truly be the product someone is buying; how the "software" (the interiors, the tech, the communication, the payments) + "hardware" (the physical house) work together to create a joyful experience. The old-school approach also doesn't consider investing in the "platform or ecosystem" (the community or neighborhoods surrounding the home) that is truly what drives up property values over time.

Mansion is flipping this model on its head and hopefully driving real change in an industry unchanged by technology or innovation for far too long. Mansion aims to create a tech-enabled real estate business where real estate investing can be for good and profit. One where anyone and everyone is an owner and, through that ownership, committed to the platform's success at large.

Stay tuned over the coming weeks as I share more on why I'm so passionate about PropTech and how the businesses I'm working with will change the space for good...whether at  Opendoor or  Mansion Group Inc. or others who aim to put the customer at the center of the business of real estate. Want to join me on this mission? DM me to see how you can be involved.

#realestate  #technology  #change  #proptech  #proptechstartup  #investinginrealestate

COMMENT (on MG repost): THE COMPANY IS “TESTING THE WATERS” UNDER REGULATION A UNDER THE SECURITIES ACT OF 1933. THIS PROCESS ALLOWS COMPANIES TO DETERMINE WHETHER THERE MAY BE INTEREST IN AN EVENTUAL OFFERING OF ITS SECURITIES. THE COMPANY IS NOT UNDER ANY OBLIGATION TO MAKE AN OFFERING UNDER REGULATION A. IT MAY CHOOSE TO MAKE AN OFFERING TO SOME, BUT NOT ALL, OF THE PEOPLE WHO INDICATE AN INTEREST IN INVESTING, AND THAT OFFERING MIGHT NOT BE MADE UNDER REGULATION A. IF THE COMPANY DOES GO AHEAD WITH AN OFFERING, IT WILL ONLY BE ABLE TO MAKE SALES AFTER IT HAS FILED AN OFFERING STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND THE SEC HAS “QUALIFIED” THE OFFERING STATEMENT. THE INFORMATION IN THAT OFFERING STATEMENT WILL BE MORE COMPLETE THAN THE INFORMATION THE COMPANY IS PROVIDING NOW, AND COULD DIFFER IN IMPORTANT WAYS. YOU MUST READ THE DOCUMENTS FILED WITH THE SEC BEFORE INVESTING.

1/17/23

Investing in real estate in 2023 feels scary to many; we've watched as the markets have turned, interest rates have risen, and supply has dropped to recent historic lows. Still, the secret to long-term success is having a process you follow in good times and in bad that can create a consistency in strategy that can benefit from the tailwinds and avoid downside when there are headwinds.

Every strategy is flawed, but the Mansion team describes our APPROACH method that may surprise the finance folks in this article. Check it out and let us know your thoughts...what's missing? Any creative ideas?

#realestateinvesting  #realestate

COMMENT: THE COMPANY IS “TESTING THE WATERS” UNDER REGULATION A UNDER THE SECURITIES ACT OF 1933. THIS PROCESS ALLOWS COMPANIES TO DETERMINE WHETHER THERE MAY BE INTEREST IN AN EVENTUAL OFFERING OF ITS SECURITIES. THE COMPANY IS NOT UNDER ANY OBLIGATION TO MAKE AN OFFERING UNDER REGULATION A. IT MAY CHOOSE TO MAKE AN OFFERING TO SOME, BUT NOT ALL, OF THE PEOPLE WHO INDICATE AN INTEREST IN INVESTING, AND THAT OFFERING MIGHT NOT BE MADE UNDER REGULATION A. IF THE COMPANY DOES GO AHEAD WITH AN OFFERING, IT WILL ONLY BE ABLE TO MAKE SALES AFTER IT HAS FILED AN OFFERING STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND THE SEC HAS “QUALIFIED” THE OFFERING STATEMENT. THE INFORMATION IN THAT OFFERING STATEMENT WILL BE MORE COMPLETE THAN THE INFORMATION THE COMPANY IS PROVIDING NOW, AND COULD DIFFER IN IMPORTANT WAYS. YOU MUST READ THE DOCUMENTS FILED WITH THE SEC BEFORE INVESTING.

11/28/22

Ever dreamed of owning your own rental home to generate cash flow and long-term appreciation but thought you needed thousands of dollars before you could make it a reality?

Today, we're announcing Mansion Invest. Mansion Invest is the first platform to bring upscale single-family rental home ownership to the masses by enabling fractional ownership for as little as $9 a share. Invest in real estate the same way you search for your home. See photos, property features, historical performance, home values, and more before you make investment decisions. Plus, only on Mansion can you rent the homes you own or refer your friends to stay in your rental portfolio homes where you benefit from the revenues and ensure a rental experience you can be proud of.

If you've always wanted to invest in real estate but wanted to avoid dealing with the hassle and overhead of being a landlord or didn't have the thousands of dollars to make it happen the old-school way...check out Mansion's Invest product and start building your real estate empire now.

The waitlist just opened. Join it today for early access to investment offerings.   www.mansioninvest.com/join

#InvestInMansions  #OwnYourHappiness  #investinginrealestate  #investinrealestate

COMMENT: THE COMPANY IS “TESTING THE WATERS” UNDER REGULATION A UNDER THE SECURITIES ACT OF 1933. THIS PROCESS ALLOWS COMPANIES TO DETERMINE WHETHER THERE MAY BE INTEREST IN AN EVENTUAL OFFERING OF ITS SECURITIES. THE COMPANY IS NOT UNDER ANY OBLIGATION TO MAKE AN OFFERING UNDER REGULATION A. IT MAY CHOOSE TO MAKE AN OFFERING TO SOME, BUT NOT ALL, OF THE PEOPLE WHO INDICATE AN INTEREST IN INVESTING, AND THAT OFFERING MIGHT NOT BE MADE UNDER REGULATION A. IF THE COMPANY DOES GO AHEAD WITH AN OFFERING, IT WILL ONLY BE ABLE TO MAKE SALES AFTER IT HAS FILED AN OFFERING STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND THE SEC HAS “QUALIFIED” THE OFFERING STATEMENT. THE INFORMATION IN THAT OFFERING STATEMENT WILL BE MORE COMPLETE THAN THE INFORMATION THE COMPANY IS PROVIDING NOW, AND COULD DIFFER IN IMPORTANT WAYS. YOU MUST READ THE DOCUMENTS FILED WITH THE SEC BEFORE INVESTING.

(12:33) John Sutton: Ahem. Hello, everyone. We're going to wait just a few more minutes for folks, and then we'll get started.

(13:47) John Sutton: All right, well, thank you everyone who's joining on LinkedIn or here on the Riverside. Appreciate you guys taking the time to join. I'm sure there'll be a couple of people that pop in along the way, but I figure we'll get this going.

(14:04) John Sutton: First off, if you don't know Mansion or Mansion Life, the goal of this webinar is really, you know, you guys are kind of our... our first ones in and maybe a little bit our guinea pigs. So my hope is, you know, forgive the, if there's a little clunkiness on the technology or on the content, our hope is all of you can, can help us make this better. And at the end, you know, really hope to, to get some good questions from US guests. So raise your hand or submit questions in the comments and we'll do our best to answer them.

(14:43) John Sutton: I wanted to cover a couple of important things. You'll see this message throughout and in a lot of the comments but a few points. I will share some content with you guys, it's not a research report, it's not investment advice. It's just some general evidence-based facts that we've seen out there in the space that I think are worth sharing.

Another one is that we are testing the waters under Regulation A. No money is being solicited and if sent in response to this it will not be accepted. You can read from the disclosures listed here on the screen. If you have any questions, you can check out the offering circular itself. It's live on our website. It's just mansionlife.com slash CD. Or you can follow the link to the SEC offering circular there.

(15:23) John Sutton: The other one is some of the materials here do contain forward-looking statements and information related to the Mansion Business Plan and our strategy. As you can read from this disclosure, some of these are based on assumptions made by me and the team based on the best information we have available. So a lot of it is more about our vision and our mission, but you won't see a lot of numbers as it relates to the business as a whole due to that. But I think it's important just to understand that.

(15:55) John Sutton: So let me take a minute to introduce you to myself. So eventually we'll have the team join me on these webinars, but I thought for the first one, probably best that maybe I steer the ship. My name is John Sutton. I'm one of the founders and the CEO of Mansion Group. My background, I was the chief digital officer for about 10 years at a company called RedVenture—going to mute a few of our folks one second here. All right, great. So if you don't know Red Ventures, it's probably most well known for owning assets like CNET.com, Bankrate.com, Healthline.com. But we started in 2005 really as a digital marketing agency. I led a lot of our digital marketing strategy teams and product development teams over time. Became passionate about property technology and friends with the CEO of Opendoor, Eric Wu. Joined Eric for the last two years before starting Um, but really, uh, recognize that there was a opportunity in using technology and I would say better marketing approaches, uh, to, you know, take advantage of what is arguably the largest asset class in the world, which is real estate. So I'll be the host for today and I'll do my best to kind of stick to the agenda and get through a lot of the content and hopefully 30 minutes, we have time for Q and A.

(17:28) John Sutton: So here's the basic agenda. Uh, I'm not going to spend a lot of time on bullet number one. I think. We have more work to do on expanding that content for those in the audience that are maybe newer to real estate investing as a whole. But I'll try to cover some high level on that front. Talk a bit about our approach and our target market, both literally the real estate markets, but also the customer segments that we target. Spend some time on our vision and our mission. And then talk a bit about the invest with Mansion platform, which is the testing of waters. aspect that we discussed at the beginning in the Q&A. So let me jump into it.

(18:06) John Sutton: The way I think about investing in real estate basics and maybe this is kind of how I entered into the space, I think there's a couple of different options. One is you can acquire the real estate directly. Generally, that's how a lot of folks got started in the past. Either they had their initial home and they turned it into a rental property or they saved up for years to put that down payment down--If you do come in, I invited a handful of you to become guests on the platform. Just ask. If you do come in as a guest who wants to ask a question live today, just mute your microphones if you would.

So to continue on, I think the second one is investing in private funds. Some of you may have participated in this. Generally, it's for accredited investors. But these are real estate investment funds, or oftentimes it may even just be a group of individuals that get together to buy a real estate asset. Again, generally a larger capital outlay and not super common or accessible to most people. As you get towards maybe the more accessible markets, one option that's existed for a long time is investing in public reads. These are everything from invitation homes, maybe one of the single family. space that are publicly traded stocks. So there is opportunities to have exposure to real estate investment in these REITs. Generally speaking, I guess from my standpoint is they're not as connected to an individual asset, but they're more a diversified portfolio approach that's fully managed for you. So you're investing in the investors, not necessarily having any say in what assets in particular are within that portfolio. And then I think the latest innovation, although some of the players in the space have been around for years, are real estate investing platforms, digital platforms in particular. And that's where we'll spend most of our time at the tail end of this, talking about what mansion's been building in that space.

(20:18) John Sutton: Let me jump to the second part of the agenda and tell you what mansion is going after. That may be a bit different than traditional real estate investment platforms or players in the space. I think what I recognized and a lot of folks have similar journeys probably or know friends or family that own an Airbnb or try to run one themselves, but I was one of those people. I had my own house and I was moving to London for a year or so. And I decided like, let me rent it out while I'm gone. And that was in 2017, it was kind of my first exposure to Airbnb and what the potential was. And then as I started diving deeper and deeper in, I think I saw the trend that a lot of us see, which is, you know, more and more travelers preferring homes versus hotels--and I think a few more people are joining, let me mute a few more of the folks joining. You know, there's a lot of data that can support these trends. There's some on this slide here that you can kind of find in our offering circular as well. But I think the growth of Airbnb is driven both by a great product and marketing strategy by them, but also just a change in general demand.

(21:42) John Sutton: I think another one, which I think relates to preferring homes over hotels is group stays. you know, there's a stat out there that by 2025, 75% of the dollars spent on travel will be by millennials. And what we're seeing is the younger generation, millennials and Gen Z in particular, I think I'm like right on the cusp of millennial maybe but prefer to travel as a group. And so when traveling as a group, what you see is the traditional hotel product, which is individual rooms, you know, sometimes separated on different floors around a massive building. isn't really conducive to the connection and community that people want from traveling as a group. We believe in particular that our focus is going to be on group travelers with mansion, which are larger properties, preferably in beautiful destinations or neighborhoods where we can allow the group to engage in the living room, in the backyard, in the pool, etc. And we think it's just riding on the coattails of this trend.

(22:49) John Sutton: Many people don't know this because we talk about Mansion as a startup, but myself and my co-founders actually started the concept of Mansion back in 2019 and began building what is the playbook for the property operations or property management side of Mansion Group as it exists today. It was really a handful of real estate assets that we had at the time, but we had this belief that if we focused on great design. great customer service, using technology to deliver that service with efficiency so that we can continue to reinvest in the customer experience, that would be a differentiator for us and really that could generate outside returns for ourselves as investors or for those who invested with us at the time. There's some data on our website you can check out that goes a bit deeper into this. that really is the name of the game for us is, you know, how do we make sure that we're delivering a great experience? And we believe in the data suggests that if we can do that from a property management standpoint for these groups, for these individuals that stay with us, that at the end of the day, we can deliver better value for investors as well.

(24:04) John Sutton: I'm going to switch to another trend and then bring it all together hopefully with a single thread which is like the single family real estate reality that we live in today is just different than that of maybe the generations before us. One is the continued rise of I guess what we'll call the digital nomad but folks who don't want to necessarily be tied to a given city like they desire the flexibility they could afford to buy a home but they're choosing not to. We actually see a decent amount of travelers even today on in the mansion ecosystem that are staying with us for weeks or months instead of for weekends. Oftentimes they're digital nomads who are just looking to explore new areas and want a deeper connection versus a weekend trip. I think the other one is, you know, true real estate ownership, forget second home or investment property ownership is becoming further and further out of reach for a lot of folks. I think what we want to accomplish with Mansion is to help educate customers on real estate investing and real estate in general along their journey, but also provide a bit more of democratization of who has access to invest in real estate. And that's why it's important for us to kind of keep our minimums low when it comes to the investment product.

(25:29) John Sutton: A couple of other trends because I think we'll get to these questions and we'll try to keep these charts updated and put them on our site. But home prices certainly saw a huge rise throughout the last decade. And I think we all know that currently, it's probably somewhat uncertain times on actual home prices. Pros and cons for a business like Mansion, obviously, if we can acquire real estate at lower prices, that's a pro. Obviously, if... real estate continues to decline, that would be a con. I think the reality is most of our real estate acquisitions have a pretty long hold period where we're looking to hold the assets between five to seven to 10 years, kind of their operational life, we believe. So I think we'll see what the market bears. We do target specific markets. This is overall kind of price data, but specific markets where we hope to kind of outpace. the national average when it comes to home price appreciation. I think on the rents, this is one that was actually somewhat surprising to me when we looked back at the history of trackable data from Fred. But the reality is despite home price changes, despite recessions, rents have consistently gone up throughout history. And we're actually seeing a larger uptick over the last 24 months than we've seen in quite some time. We believe that the that that's an opportunity for our investors. But we also believe that as those rents go up, consumers will have higher and higher expectations for the product they're receiving. And a lot of the competition out there, I believe focuses maybe on the wrong thing versus focusing on customer experience and that can become our competitive advantage.

(27:17) John Sutton: So this is kind of getting to the punchline, but basically we built a loyalty platform that helps or enables anyone to become an investor. It says $100, we should change it to $99 is the minimum investment now.

(27:33) John Sutton: But let me talk for a minute about the vision for mansion and then we'll get to the investment maybe in five minutes. So although we're talking a lot about investing in real estate, you know, our vision as a team for mansion is we think that the legacy hospitality brands, so the Hilton's, the Marriott, the hotel brands of the world, they've thrived for decades, but they really focused on. You know, the solo travelers and business travelers. But we think the consumers are demanding something different today. They still want the flexibility that oftentimes hotels provide, but they want the comforts of a home. They want a consistent experience. And I think the other opportunity which hotels provided historically was consistency of product. I think we've all probably had that experience where we show up to an Airbnb and open the door and... never know exactly what to expect. Like, is there gonna be toilet paper? Are they gonna have shampoo? Are they gonna have towels? Are they gonna have these amenities? And I think a lot of that is changing as institutionalization or professionalization comes to Airbnbs. But we think there is a definite white space out there for a brand to be created similar to the great hotel brands of the last 50 years. And we aspire to be. that type of global hospitality company over time.

(28:53) John Sutton: I won't spend a lot of time on this, but this is kind of our vision for who we are. We wanna be artfully curated single family properties. So we're fairly selective as we'll talk about later. But we also wanna lean in to consumer first technology that provides the digital solutions that people desire, but also with a human connection and hopefully kind of a growing and passionate community that can help drive the brand forward. I think the last one on the bottom here is as we're building this hospitality brand, we think we have a unique insight that is building a platform that can turn our guests and our neighbors and kind of the general public, but our guests into true owners, promoters, investors in the business, which is somewhat unique compared to the loyalty programs of the past.

(29:49) John Sutton: This is kind of how we think about how we line up against traditional hospitality businesses or at least where we're investing time and energy. Traditionally hotel brands franchise or manage and sometimes own the real estate assets themselves. I think similar for mansion. We do have some properties that we've acquired or through affiliated entities. We've historically have managed some other properties on occasion for folks. But we see a future where we're creating the playbook in the brand, where we can operate assets, hopefully assets that are offered to our investors on our platform and do it under the mansion brand umbrella in a way that's consistent. The development acquisition side, I believe we have a great data team. Francisco Debs who joined us from Red Ventures, has a ton of experience on data analytics and building a lot of the machine learning functions that drove. some of the cool developments at Red Ventures. And we're investing, it's early days. The reality is we're acquiring one, two, three properties throughout our course of the last few months, and that will be scaling. And as that scales, we'll lean in even heavier to automation and technology. I think the consumer tech front is one where today you can download the Mansion Life app to book a stay with us. You'll see when we launch our first offerings. hopefully sometime here soon, our investment platform. I think we're trying to simplify processes that historically were slow or maybe a little broken and do it in a beautiful way that provides the experience that customers want. And then I think on loyalty, to me, I tell the story for folks when we made the decision to launch our fractional investment platform that when my mom buys shares of stocks, whether it be Nike or Apple. She's doing so not because she knows the PE ratios or she cares a ton about the earnings per share, but because she believes in the brand. And the byproduct is not only is she loyal to those brands, but she's basically a net promoter of what those are. And our hope is that we can both deliver a great product, that those who stay with us want to own a piece and become an investor. but also become a promoter of more folks to stay with us. And that becomes a bit of a flywheel, if you think about it for our brand, because if you're an investor, and if you can drive people to book directly with Mansion and stay with us, arguably that generates higher revenues, higher occupancies, which is good for the investor, good for the business, good for the brand, but hopefully also good for the guests.

(32:38) John Sutton: I won't spend a lot of time on this strategy, but this is kind of the structure. I do believe that one of the missing pieces for a lot of the folks in single family real estate, a lot of investment platforms out there is that brand umbrella that brings things together and really can drive forward kind of the community investment, can drive forward, I'll say loyalty to the brand itself, but also provides offshoots to create value, to create connectivity, and that is something that's important to us as we're making the investments that we're making in mansion is to create a brand experience that our community can get behind. I think technology is obviously another key. That is my background and a lot of the founding team is digital marketing and technology. I think we're doing some cool things, but a lot more to come. I think the guests are the other part that's at the heart of really who Mansion is, is we want to enable our guests to love their stay, to find that we are the, hopefully aspire to be the Ritz-Carlton or Four Seasons of hospitality, but do so in an efficient way that is more attainable for the masses from a price point. I think technology and brand have a lot to do with that. And then the last one is ownership. You know, by creating owners, like I said, I think they'll be at the heart of what the mansion story is to the outside world.

(34:14) John Sutton: One more thing on mansion and then I will get to the invest platform. So I posted about this on LinkedIn. So maybe some of you saw it who are joining through LinkedIn, but it is important to me. And I think it's good business as well that have something that ties together us as a team and that we aspire to do, I like to say, do good while we're doing well. We have a program we call Lift Up by Mansion and the idea here is continue to create these programs where we can lift each other up, lift our communities up. I'm really excited for us to get to 50 homes, for us to launch our first pilot of Lift Up for Education. That's an idea where we'll slightly pivot our acquisition strategies towards a home where we can subsidize rent as a group, as a collective of investors, subsidize rent for a family with children to bring them into a better education system. I think sometimes we don't realize the effect of where we live and what effect that has on the outcomes for us as individuals. Our hope is that we can provide a better life as even if it's just for... for a handful of families through programs like this. And another one that I think is just great business that we aspire to do with most of our properties is what we call Lift Up for Neighbors. We basically set a target percent of our outfit budgets to go to fixing up the neighboring homes, the surrounding areas, investing in the neighborhood. And as you imagine, like if you're a guest pouring up to a house, the last thing you wanna do is go buy a home that's maybe less taken care of. But sometimes it could be elderly people, you know, investors, it could be budgetary restraints. And so I think that's a program that's good business, but also just a great way for us to give back to the community.

(36:06) John Sutton: All right, so now switching to the kind of the last part of the agenda where we talk about the best platform in our approach. There's a very long article. If you're really interested in diving deeper into our approach to acquiring assets. I asked you to read it on ManagingLife.com in our Learn section, you can read about what we call the approach. But basically the approach is maybe a synonym for a long-winded way of saying, we look at properties today we do use some AI tools from third parties, folks like our partners at Rabu and AirDNA and House Canary, but also just our feeds from the MLS. I likely have a good relationship with Open Door as well to see certain assets that come that way. So we look at all these assets, we overlay what are the target markets and neighborhoods we want to go to, what's our underwriting criteria, and we use the machines to help us kind of quickly identify ones that would fit our criteria for strong cash flows in target neighborhoods, but also attributes like what age were they built? Do they have certain amenities, et cetera? I think proprietary attributes is one that we definitely aspire for. This could be everything from, oh, it has a pool in an area where other homes don't have pools. It could be it has four bedrooms where all the other neighboring homes have two or three or competitors from an Airbnb. It could just be the fact that like it's an outlier in terms of not having HOA restrictions in that city or in that neighborhood to allow it to be a flexible vacation rental or short-term rental. So I think that is important as we think through the continued increase in supply. We focus on the higher end of the market. So arguably, there's less supply growth in that space versus the one and two better homes. But the reality is more and more people are trying their hands at short-term rentals or AirBnBs. And so looking for those unique angles, I think, will be important to our success. Partnerships is another one. Partnerships can mean a lot of things, but it could be everything from the local community restaurants or gyms to... you know, finding partners with new home developers that are willing to build a product specifically for us. So that's another angle where we look for, you know, something unique. Risk reduction, you know, this is just things like, obviously, the maintenance, you know, how does the roof how does they track, you know, are there other risks around the area. So we look to understand those organic growth, you know, there's things you can look for that maybe are super obvious. It could be that we know For example, in the Lake Wiley area, there's potential for a new tennis center, or there's a new development coming in, or there's new restaurants coming. It could also just be general knowledge about neighborhood trends or growth rates that we look at. I say analyze with humans because as we get further down into the funnel, the reality is it is important to have humans we trust or people we trust who can go look at the homes themselves, who can walk the streets, walk the neighborhoods. and give us that qualitative feedback that sometimes is missing from the pure quantitative. And then, you know, negotiating the contract, you know, like anything, everything's negotiable. We do our best to not be emotional. And I think that's one advantage of a platform like Mansion or like other investment platforms is removing the emotion out of the home purchase allows us to be a lot more disciplined on the prices we pay. And then home, list home. This is the part where I think we have a bit of a competitive advantage and have it down to more of a science, but you know, from the time we sign a contract, uh, closing the home and furnish and send up the home, our goal is to do that as quick as possible. Uh, we have a recent example where we did it in, in 28 days from the day we closed the day we went live. Um, and I think we'll only get faster as we continue down that path.

(40:16) John Sutton: A handful of benefits, again, you can see these on the side. I'm not going to cover all nine of them, but I think the first one when it comes to investing with Mansion or hopefully investing in real estate in general is passive income. We are a full service property management or we have a proper management entity in the business. So one obvious opportunity is you don't have to deal with the burdens of managing properties yourself, getting those calls at midnight for a lockout or for the air conditioning not working or for whatever may occur when it comes to real estate. So that's the passive income approach is you participate in dividends. Right now I think we're planning on paying dividends quarterly for our offerings, but real estate investing in general, I think that's what you're shooting for is that passive income. Secured by real estate. This is one where the reality is, the series, the asset that you're investing in is a real asset. This is different in my opinion than crypto or these other things where it's not a physical real world asset. And I think that's a critical benefit, if you will, from a diversification standpoint. Capital appreciation, obviously the goal is to provide the potential for our investors to participate in appreciation over time. and compound appreciation over time in markets that we hope will perform or even outperform kind of our estimates that we put forward. Limited liability, this is another benefit versus owning the property yourself. Although there's different structures for us, every property that we acquire is held in a separate LLC and covered with property insurance that's designed to our and ourselves from individual liability for that asset. And then for some properties as well, we can, it could include non-recourse debt that is a benefit of the limited liability. Depreciation and taxes, I think that's its own webinar as a whole, but obviously as a real estate asset and investment, there are certain benefits from depreciation standpoint and certain tax advantages. And our goal is to have the expertise. or partner with those who have the expertise to bring all the tax advantages to our investors. Low minimums and diversification, like I said, our minimum for our first offering, as you can read in the offering circular, will be $99. Our goal is to keep those minimums as low as possible. And the concept there, like we said, is to give everybody a chance to become an owner and investor along with us. We think that that's a way to really build the community over time. Although, of course, we aspire to have investors who trust us with larger and larger investments as well. Flexibility, I think that one's fairly obvious. Alignment, we do retain direct ownership interest in every property that we offer. So if we weren't already fully aligned in terms of being the manager and operator of the property, I think being an investor alongside those who invest in the properties, I think that just creates more alignment. To me, like the most successful businesses are built on that. And then connected communities. You know, this is a difference and, you know, nothing is written in stone, but today, you know, we believe it's important to find a partner in every market that we go to. It could be an employee, it could be a contractor, it could be a real estate broker, but somebody who we can build a relationship with and get a good sense that they understand the community. That's obviously valuable from the underwriting standpoint, but also that they're connected to the community. Um, and that can take different shapes. Uh, but obviously in the Charlotte market, which is where I sit today and where the mansion headquarters are, you know, a lot of our, uh, employees are connected in various ways, whether it be through sports or through, uh, community involvements or through religion, uh, to the community. And our hope is to find those types of partners in every market that we go into. Um, and, uh, you know, that. I think will separate us, but also make for better investment decisions.

(44:38) John Sutton: And the benefit is all of these through one platform. Our goal is stay with us, hopefully enable you to live the life you want and invest with us. So today we have the Stay mobile app, which you guys can download on Android and iOS to We have the invest product, which is launching as a web, a website and web app to start. But obviously we will, our aspirations are to build a mobile app and build it into our mobile app here, here very quickly. But hopefully it provides convenience that you can't find somewhere else. And obviously an opportunity that's somewhat unique.

(45:23) John Sutton: All right, I'm going to pause there for a second and kind of get back to the chat and see, I see there's a handful of guests on the call. I see Tyler, Spencer and Eric who are guests who joined for audio and then I have my colleague Kirby who's kind of managing the anyone who wants to chime in, feel free to come off mute if you're on audio or just submit a question via the chat and I'll do my best to answer it. We may have to unmute somebody, let's see.

(via chat) Tyler Lesneki: Where can people find the homes?

(46:40) John Sutton: Okay, so the first question is where can people find the homes? Yeah, so today we do have a preview of our first property live on MansionLife.com. So you can check it out and just click see properties. But you know, we look at Airbnb not as a product, even though I know a lot of people talk about Airbnbs, but as a marketing platform. So the same way you can find Hilton hotels on Expedia or booking. You can find Mansion properties today on Airbnb, on VRBO, but also directly within our app. Airbnb and VRBO are actually great partners for Mansion. Different than other businesses, we can acquire customers without having massive marketing expense. The reality is, Airbnb extracts the majority of their fee from the booking guests. VRBO has a slightly different model. But we pay a small fee. to Airbnb and VRBO a share of each stay for the guests that book with us, but there's other advantages as well that they bring. But yeah, so you can definitely find them if you click on the stay page on Mansion, you can see all of our properties, although we don't link to Airbnb and VRBO from there. If you go into the first offering, which is called the Baroness, then you'll be able to see links to Airbnb and VRBO for that property in particular. Thanks Tyler for the question. Well, like I said, this is our first and we kind of kept it small on purpose. Our goal here is to have weekly webinars. So the plan will be to keep it at the same time if we can every week at 1 p.m. Eastern. In the future, it'll probably be my colleagues and me.

(48:45) John Sutton: Spencer, I see you popped on. Do you have a question?

(48:47) Spencer Gaston: I was just going to ask you, you said something earlier about getting a house closed and operational in like 28 days. Is that the Baroness or is that something else?

(48:57) John Sutton: Yeah, so great question. So today, our first offering, which is the Baroness is actually an operational short term rental already. So the model for mansion kind of covers a handful of different approaches. We have our first offerings. Our hope is that we can make them more attractive by taking our operational properties that are affiliated entities own and making them our first offerings, which means from, you know, day zero, they're operational. So there won't be a standup period for the Baroness, for example, it's already fully furnished, it's already an operational short-term rental property. For other properties in the future, that may change. Like we envision that we may look to put properties under contract and have a strong plan for them to be operational as quickly as possible. Luckily, we also are owners of luxury furniture company called Mansion District. It allows us to get access to furnishings at great prices, but also in short periods of time, which is often a bottleneck for other rental companies. But yeah, so to answer your question, depends on the offering. The Baroness in particular is already an operational property.

(50:25) John Sutton: I see one more question from Eric says, are homes purchased outright or do you mention properties have mortgages? In a perfect world, I would say that we would have the opportunity to put debt on most of the properties. Today, the way we think about debt is if it's advantageous to the returns for our investors, then we will pursue adding mortgages to the properties. The reality is most of the investment mortgage rates that we're getting today are 10% or north of 10% interest rates, which generally don't make sense from an investment standpoint. That may change, it will be dependent on the properties obviously and how well we think they perform. But a general rule of thumb for us is if the interest rate is above the cap rate and it's obvious that it's not advantageous for our investors. So the first properties actually don't. So the Baroness is a cash deal. We also, as we say, kind of in the offering circular and on the site, we may, during the term at which we manage the property, refinance it. So if we were to do so, let's take an example property that was a million dollars. If we refinance it and it was cash, basically, if we took 80% debt, and took $800,000 in debt, we would distribute the relevant proceeds back to the shareholders. So I know it's a bit of a complex answer, Eric. The short answer is the first offering is does not have debt. The longer answer is it depends, including not just that acquisition, but the potential for strategic refinancing of assets.

(52:25) Spencer Gaston: John I think I think about one more question for you here What about on the invest website right now underneath the Baroness you still got the Let's see when we pull it back up the you get the notify button to Notify when the investing is live for that What um what kind of time frame do you think? you guys are looking at for actually being able to put money into as a, as an outside investor, um, put money into that.

(53:06) John Sutton: Good question. And not one, unfortunately, that I can give you a clear answer. What I can't tell you is kind of what you can see publicly is we've filed our offering circular with the SEC and we're awaiting qualification from the SEC and our broker-dealer, which is Dalmore Group, is in the process of basically receiving feedback from FINRA. And once we have those two things and we submit... for final qualification for the offering, then we'll be able to accept outside investment. So as of now, like we said, we're just testing the waters with this commentary and with the site you see. We hope for it to be sooner rather than later, but I can't give you a definitive timeline as we don't have one from FINRA or the SEC.

(53:53) Spencer Gaston: Gotcha. Cool. So that's, but that's still moving forwards close to as planned, hopefully.

(54:03) John Sutton: Yeah, like I said, unfortunately, I can't specifically answer that, whether it be as planned or not as planned. But I can say that we're doing everything we can. And so is Dalmore Group, who's our partner, to make sure that FINRA and the SEC have the answers they need and are able to kind of give us their feedback. And so if you one thing I will say is we are getting better at our email communication. So if you're on the waitlist or if you're not, please join the waitlist on MansionLife.com and we will send out email communication as soon as we have the ability to accept investments. We'll send notification about the Baroness in particular, which will be our first offering. And we'll likely give a heads up. as much as we can, but probably a 48 hours heads up before that first property is available. And we think they'll be strong. We're hopeful there'll be strong demand for it. So we'll make sure that those who are on the waitlist will get email communication about it before it's available on the website so that they know what date and time it'll be first available. I'm muting you Tyler, I see Tyler your mic is on, do you have a question? No worries. All right, well, thank you first off, everybody. I don't see any more questions that haven't been answered. But certainly, if you're on LinkedIn, feel free to comment or message me if you have specific questions that weren't answered on this webinar. We'll try to have another one, if not next week, in two weeks to kind of cover further questions. It was super helpful to get your questions, Tyler and Spencer and Eric, around. mortgages and Airbnbs and the timing of the offering. So we'll make sure that we revise the content. I'll probably reach out to those who joined as well because I'd love just feedback on how we could make this more productive and any other content that you think would be helpful, super valuable to get real customers feedback on how we make this more clear, but also how we can be helpful to folks who maybe have less. Less experience in this space. So again, thanks for joining if you have friends that are interested, please share the next webinar link and Hopefully you guys will join the waitlist and we'll be able to connect again.

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Our team carefully invests in the top 1% of homes we find, making each chosen property a unique opportunity. Learn more about our homes and offerings coming soon below.

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The Baroness

Welcome to Pineville's newest crown jewel, a 2022-born mansion, whipped up by the luxury geniuses at Mansion District. Sprawled out on an ample plot of private land, this 4-bedroom palace is so close to downtown Pineville, you can almost high-five

Beds: 4 Baths: 2.5 SQ FT: 2,751 Year Built: 2022

Purchase Price of Home
$607,165

Share Price
$9.00

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The Mansion Experience

Smart homes with amazing Charlotte locations, modern workstations, restful beds, hotel-grade cleaning, and 24/7 concierge service. It's a luxury hotel experience, but better.

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© All rights reserved by **Mansion Group Inc.**

IMPORTANT DISCLOSURES

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION.AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

REAL ESTATE LICENSES
Mansion Life Properties NC LLC - NC Real Estate Commission Broker License C38065

What Makes It Special?

☆ *In-Fill, New Construction*

The Baroness is located on an in-fill lot in a suburb of the Charlotte Metro Area. An "in-fill" lot is where an existing older home was torn down OR simply a lot within an older neighborhood that was never built upon while homes around it went up years or decades ago. The benefits of in-fill lots generally are that the neighborhood is established, often times there are less restrictive HOAs or Deed Restrictions (given HOA powers have increased over time), and they are often located closer to major town centers than new developments given their age.

Incorporated Town in Major Metro

The Baroness is located in the incorporated town called Pineville. The benefit of this small, but rapidly growing town is that it has tighter control over it's governance and generally a deeper connection to it's local residents given it governs itself separately from the City of Charlotte. It also benefits from not having to pay City taxes.

Pineville, NC has a population of just over 8,400 people as of July 2023, but don't misread that as a small area...Pineville is actually an incorporated town that is surrounded by the City of Charlotte, NC on 3 sides and one of the fastest growing cities in SC on it's other border (Fort Mill, SC). We believe this makes Pineville one of the more attractive options for new business in the Charlotte area as well as new construction.

The Location

Full Address
405 Johnston Drive Pineville, NC 28134

This home is located at 405 Johnston Drive in Pineville, NC nearby to Main Street Pineville and Lake Park.Pineville, North Carolina, is a charming southern town located in the heart of Mecklenburg County, known for its rich history, thriving local businesses, and welcoming community. Conveniently positioned near the bustling city of Charlotte, Pineville provides a tranquil escape from the city hustle while still offering easy access to metropolitan amenities.

Historically, Pineville is notable as the birthplace of James K. Polk, the 11th President of the United States. The President James K. Polk State Historic Site, featuring a restored mid-19th century cabin, museum, and monument, serves as a tribute to this significant historical figure. Here, you can learn about the President's life, his significant contributions, and the early 19th century Carolinian life.For shopping enthusiasts, Pineville is home to Carolina Place Mall, a large indoor shopping mall featuring more than 100 stores and a variety of dining options. The town's Main Street also offers a unique collection of local boutiques, antique shops, and family-friendly eateries.

Outdoor lovers will enjoy the charm of Lake Park, with its serene walking trails, picnic spots, and kid-friendly playground. Also, don't forget to explore the nearby McDowell Nature Preserve for some hiking, fishing, and camping.Music fans will appreciate Pineville's annual 'Rockin & Reelin' Summer Concert and Movie Series held at Lake Park. It's a series of free summer concerts and movie screenings that draw locals and tourists alike.

Pineville's food scene is another highlight. From traditional southern BBQ to a variety of international cuisines, the town offers something for everyone's palate. Additionally, craft beer enthusiasts will appreciate the local breweries, showcasing the region's burgeoning craft beer scene.

In summary, Pineville, NC, beautifully melds history, outdoor recreation, shopping, music, and a rich food scene into a small town package that offers a unique experience for both residents and visitors.

Read Less

Main St
Cranford Dr
N Polk St
DOWNTOWN
THE BARONESS
Eden Gardens
S Polk St
Lakeview Dr
mapbox

Investment Strategy

Data provided by AirDNA has shown that 4-bedroom or larger homes can demand significantly higher Average Daily Rates ("ADRs") than smaller homes relative to their incremental cost in the Charlotte, NC market. We believe that this home was a great Mansion candidate given it was new construction home built by reputable home builder **TruHomes** and completed in August of 2022.

Additionally, as an in-fill home (a home site that previously had another housing unit on it OR that was never built-upon in a historical area), the lot did not come with Deed or HOA restrictions that may prohibit flexible rental models (many HOAs do restrict short term rentals).

Debt terms were not available at rates that would increase potential returns, so no debt was added to this home. As a strategic refinancing candidate, we intend to add leverage if rates become favorable to investor returns and return proceeds net of additional cash reserves, to ensure debt coverage, to investors.

Any total estimated return is obtained through potential equity appreciation when the property is sold as well as recurring dividends from any positive cash flows after reserves, expenses and fees.

Rental Yield Estimates

Estimated Annual Revenues (Source: AirDNA)
$108,953 (13.63% Gross Yield)

-

Operating, Finance, & Other Expenses Est.
$70,586

+

Raise Amount
$799,506.00 (unlevered)

=

Estimated Rental Dividend Yield Year 1
4.80%*

Disclosure: Estimates of annual rent collected are based on third-party data provider AirDNA projections and are not a guarantee of future revenues. Estimates of Operating, Finance, and Other Expenses (accounting, legal, tax, and AUM or others) are best guess estimates for this property based on the manager's best guess estimates. These numbers are NOT a guarantee of future bookings or final expenses. Short term real estate rentals can be volatile and have the potential to go unbooked or generate substantially more or less revenue than estimated. Gross Yield is defined by taking the projected annual revenues divided by the offering total ($108,953 / $799,506).

Dividends are not guaranteed and may fluctuate or not be paid at all given the volatility of single family short-term rentals.

Home Value Estimates

Offering Purchase Price of Home
$607,155

+ 3.6%

Current Home Value Estimate — HouseCanary
$629,090

FRED Charlotte DMA 10-Yr CAGR — FRED
8.96%**

FRED Charlotte DMA 20-Yr CAGR — FRED
4.83%**

Disclosure: Estimates of current home value and historical appreciation are provided by third-party data providers and are not a guarantee of future performance.

The 3.6% increase from property purchase price to HouseCanary AVM Current Value is calculated as ($629,090 / $607,155) - 1. HouseCanary Agile Insights report with complete data can be found at: HouseCanary Report

**Appreciation is not guaranteed and home values are variable based on market conditions. FRED Data is provided by the St Louis Federal Reserve and updated data can be found at: Charlotte DMA FRED Data. CAGR is calculated based on Q1-23 indexed value vs. Q1-13 and Q1-03 indexed values.

Take a Look Inside

This property has been furnished and redesigned to meet the Mansion Touch Design Standards by Mansion | District. Take a look below at some of the special touches in this home and a note from the designer.

"This home was designed to reflect a modern, timeless look and fit within the contemporary vibe of the exterior. Knowing this home is perfect for large groups and families, we focused on turning the gathering areas into usable spaces for up to 12, the master suite into a retreat for the parents, and one special guest room with a bunk bed sure to create joy for kids of all ages."

Vaughan Hazeldine , Mansion District Lead Designer

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